EXHIBIT 21.1

SUBSIDIARIES OF GLOBAL CASH ACCESS HOLDINGS, INC.

Name	Jurisdiction of Incorporation or Organization
Global Cash Access, Inc.	Delaware
CashCall Systems, Inc.	Canada
QuikPlay, LLC	Delaware
Central Credit, LLC	Delaware
Global Cash Access (BVI), Inc.	British Virgin Islands
GCA Access Card, Inc.	Delaware
Global Cash Access Switzerland, Ltd.	Switzerland